Exhibit 99.1

Quarterly Activities and Cashflow Report – 30 September 2025

Robust balance sheet with access to over A$86.3M in funding comprising of, A$17.5M in cash, US$43.4M (A$65.5M) 24 month award from the U.S. Department of War to support antimony production in Alaska, and approximately ~A$3.3M in liquid investments and in the money warrants

2025 drill and surface exploration programs completed with assay results pending

Melbourne, Australia, October 27, 2025 (GLOBE NEWSWIRE) -- Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA), (FRA: QM3), a gold and critical minerals exploration and development stage company focused on advancing the Estelle Gold and Critical Minerals Project in Alaska, U.S.A. provides its quarterly activities and cashow report for the quarter ended September 30, 2025

Highlights

Estelle Project

●	The September 2025 quarter was another highly active period for the Nova team, marked by the execution of the 2025 drilling and surface exploration programs, along with numerous executive visits to Alaska, New York, and Washington DC. These trips, which focused on investor summits and meetings with U.S. government officials, culminated in the award of US$43.4 million on October 1, 2025, from the U.S. Department of War (DoW)to Nova’s wholly owned U.S. subsidiary, Alaska Range Resources LLC (“ARR”). The funding is intended to accelerate the development of a fully domestic, integrated antimony supply chain in Alaska.

●	A link to the official news release from the U.S. Department of War can found here https://www.war.gov/News/Releases/Release/Article/4319016/department-of-war-awards434- million-to-further-on-shore-antimony-trisulfide-pr/

●	With the U.S. Department of War’s endorsement validating the strategic importance of Nova’s antimony assets, the company continues to advance its dual-commodity strategy:

1.	Accelerating the development of Estelle’s gold assets — one of the largest undeveloped gold deposits globally — into a Tier 1 global gold producer, and;

2.	Fast-tracking the development of Estelle’s antimony assets to establish the first fully integrated domestic antimony supply chain in Alaska, supporting U.S. critical mineral independence.

●	Strong support for the Estelle Project from federal, state, and local stakeholders, demonstrated through the following key engagements:

○	Meeting with Alaska Governor Mike Dunleavy, reaffirming alignment between Estelle’s large-scale resource potential and the state’s infrastructure priorities — including the West Susitna Access Road, Port MacKenzie logistics upgrades, and Alaska LNG — all critical to unlocking the project’s full value (Figure 1).

○	Onsite visit by U.S. Senator Lisa Murkowski, highlighting federal backing for Estelle and aligning with recent Presidential Executive Orders aimed at revitalizing domestic rare earth and critical mineral production and reducing dependence on foreign imports (Figure 1).

○	Onsite visit by Australian Consul General Tanya Bennett, further validating Estelle as a flagship project within the growing Australia–U.S. partnership on critical minerals and strategic resource development.

○	Engagements with members of Alaska’s Congressional Delegation — including Senator Dan Sullivan, Representatives Nick Begich and Kevin McCabe, and Matsu Borough Mayor Edna DeVries — alongside representatives from the Knik Tribe, the Alaska Miners Association, and Friends of West Susitna. All expressed broad support for the Estelle Project and enabling infrastructure such as the West Susitna Access Road and Port MacKenzie (Figure 1).

Figure 1. Left: Alaska Governor Mike Dunleavy with Nova’s CEO Christopher Gerteisen. Top right: Port MacKenzie Loading Dock – Port Director Dave Griffin, Mayor Edna DeVries, Alaska Rep. Kevin McCabe, and others. Bottom Right: U.S. Senator Lisa Murkowski and Nova Minerals CEO Christopher Gerteisen at the Estelle site.

●	West Susitna Access Road progresses: In July 2025, the Alaska Industrial Development and Export Authority (AIDEA) applied to the U.S. Army Corps of Engineers for permitting of the 78.5-mile West Susitna Access Road, a critical infrastructure project aimed at supporting the Estelle Project and regional development by reducing mining costs, improving access, and creating economic opportunities. The road will connect with a separate 22-mile segment and major bridge over the Susitna River, led by the Alaska Department of Transportation, with construction planned to commence in 2025 and completion in 2026/2027. In line with recent Presidential Executive Orders, Alaska’s Governor has requested expedited federal approval and emergency prioritization, highlighting the project’s importance to state development, national energy security, and critical mineral supply chains (Figure 2).

Figure 2. Proposed route for the West Susitna Access Road. Source AIDEA.

●	Gold Assets – Over 20 Prospects Advancing Including 4 Already Defined Multi-Million Ounce Gold Deposits

Drill Program

RPM

○	The 2025 drill program was centered on the RPM North area, and focused on testing extensions to the east and west with the objective of linking to the RPM Valley zone (Figure 3). A second rig operated at RPM Valley was also dedicated to resource expansion and definition drilling (Figure 3). Although assay results are still pending, and expected in the coming weeks, initial geological observations from the first drillholes were highly encouraging, revealing features consistent with those previously observed at RPM North.

○	Shallow Reverse-Circulation (RC) test drilling was also completed on the RPM glacial debris lobe, where in February 2025 Nova reported highly mineralised valley-fill material, which is believed to be derived from erosion of the high-grade RPM North deposit, with till samples averaging 1.1 g/t Au across a 1.7 km long area, and an estimated mineralised thickness of nearly 40 meters (Figure 3). Assays results from this drilling are also expected back in the coming weeks.

○	In addition to resource growth and exploration, the drill program also included the installation of hydrology wells to better understand surface and groundwater systems in the RPM region. This work will contribute to an expanded environmental baseline and support future permitting efforts. Together, these initiatives are designed to position RPM for long-term development while unlocking additional value through resource upgrades, discovery drilling, and critical pre-feasibility infrastructure.

Figure 3. 2025 RPM drilling. Bottom left: Diamond rig at RPM North, Bottom right: Diamond rig at RPM Valley. Center: RC rig at the RPM glaical lobe area.

Korbel

○	Shallow RC drilling was completed at Korbel, targeting a potential higher-grade starter pit at Korbel Main. Assays results from this drilling are expected back in the coming weeks.

Surface Sampling Program

A comprehensive regional surface exploration program was also conducted during the quarter aimed at identifying and advancing new high-priority prospects to drive future resource growth. This year’s field program focused on expanded coverage north of Korbel, denser sampling between Portage Pass and Tomahawk, and follow-up work at West Wing, Styx, and the greater Train area (Figure 4). These zones, particularly near the intrusive/hornfels contacts, offer strong potential for new mineralization, while infill sampling at RPM and Styx refined existing targets and support ongoing exploration success.

500000
510000
520000
6880000
6870000
6860000
6850000
Korbel
Portage Pass
Stibium
Estelle Camp
Tomahawk
Trundle
Wombat
Stoney
West Wing
Muddy Creek
Trumpet
Train
Styx
Revelation
RPM
g - glacier
Kfy - Kahiltna Flysch
QTs - Quaternary and Tertiary Surfical Deposits
TKgi - Tertiary to Cretaceous Granitic Rocks
TKpr - Tertiary to Cretaceous Flows and Pyroclastic Rocks
Toeg - Tertiary Granitic Rocks
Tvme - Tertiary Volcanic Rocks
Proposed 2025 surface exploration target area
0
2.5
5 km

2025 Recon Targets
Estelle Property

Figure: 4.

Figure 4. Map of the Estelle project highlighting areas where surface sampling work was conducted in 2025

Gold Feasibility Study Test Work Results – RPM Ore Sorting and Heap Leach

During the quarter, the Company received results from ore sorting and heap leach test work on RPM ore. The resulting conceptual flowsheet (Figure 5) outlines a strategy to maximize gold recovery by sending high-grade ore (>2 g/t Au) to the CIP/CIL circuit and processing lower-grade ore (<2 g/t Au) through an ore sorter. A 1,000 kg bulk test with Steinert Mining upgraded 1.32 g/t Au material to 5.72 g/t Au—a 4.3-fold increase—while rejected material achieved up to 68.7% recovery in heap leach tests. Advanced sorting is expected to boost high-grade feed and overall resource efficiency, with ongoing CIP/CIL and HPGR test work for the PFS focused on further flowsheet and power cost optimization.

Figure 5. High level conceptual flowsheet for Estelle RPM ore

●	Antimony Assets – 7 Gold-Antimony Prospects with US$43.4M Department of War Support

US$43.4M Dept of War Award Highlights Strategic Importance of the Estelle Project

On October 1, 2025, Nova’s U.S. subsidiary, Alaska Range Resources LLC (ARR), was awarded US$43.4 million (A$65.5 million) in Defense Production Act Title III funding by the U.S. Department of War, one of the largest recent U.S. government awards, to accelerate development of a fully integrated U.S. antimony supply chain based in Alaska. The 24-month Phase 1 agreement which includes funding for all drilling, studies, mining and processing equipment CAPEX purchases, as well as construction, will support extraction, concentration, and refining of stibnite to produce military-grade antimony trisulfide, strengthening the U.S. defense industrial base.

Discussions are ongoing with U.S. government agencies for Phase 2 which will include scaled up operations to produce additional refined antimony products, including trisulfide, oxide, and metal for the U.S. industrial base (Figure 6).

In addition to the DoW award, Nova has achieved several key milestones toward producing military-grade antimony by 2026/27. These include commencing resource drilling, stockpiling surface antimony ore for refining, securing 42.81 acres of refinery land permits at Port MacKenzie (sole emerging fully integrated antimony producer with land secured in an industrial zone), and initiating technical studies and flowsheet design.

Figure 6. Phase 2 proposed fully secured and integrated U.S domestic antimony supply chain in Alaska

Stibium Antimony-Gold Drill Program

Drilling at Stibium was briefly initiated but paused pending the DoW award. While awaiting DoW funding, efforts were redirected to RPM gold resource drilling. With the DoW award now secured, limited drilling has cautiously resumed at Stibium, with comprehensive plans being developed for potential continuation as conditions permit and as soon as practical.

As resource definition drilling progresss, Stibium, vein ore material readily available at surface in outcrop is being extracted concurrently and stockpiled for near term production. Extraction and stockpiling of near surface ore is ongoing with over 30 tons of high-grade stibnite (10-30%) having been collected to date in preparation for antimony trisulfide production to commence in 2026.

Antimony Ore Sorting

Ore sorting test work at the Estelle Project demonstrated strong potential for onsite recovery and upgrading of antimony ore, with a 500 kg Styx sample achieving 60.3% antimony recovery in 26.1% of the mass from a single pass, upgrading the feed grade from 15.2% to 35.2% Sb—a 2.3-fold increase (Figure 7). Gold was beneficially rejected to the sorter tails, achieving a 52.5% recovery and a 57% grade increase to 2.99 g/t Au, highlighting synergies between antimony and gold processing. The results confirm the potential to produce a saleable antimony concentrate, supporting Nova’s goal of establishing a U.S. domestic antimony supply chain, with additional beneficiation, purification, and Stibium ore test work ongoing.

Figure 7. Ore sorted material from a single pass grading 49.1% antimony trisulfide (35.2% Sb)

Figure 8. High level conceptual antimony flowsheet

Corporate

●	As of the close of the September 2025 quarter, the Company has access to over A$86.3 million in funding comprising of, A$17.5 million in cash, US$43.4 million (A$65.5 million) 24 month award from the U.S. Department of War to support antimony production in Alaska, and approximately ~A$3.3 million in liquid investments and in the money warrants, with no debt.

●	In July 2025 the Company raised a total of US$12.1 million (A$18.4 million) before costs through a U.S offering and the subsequent up take of the underwriter’s overallotment option, for drilling and exploration programs, feasibility studies, and general working capital.

●	Also in July 2025, the Company conducted a live stream webinar from the Estelle site which featured a virtual tour of the Whiskey Bravo camp, along with live drone footage and expert commentary from the RPM drill sites and Stibium area. This immersive experience offered real-time insights into site operations and workforce activity, providing an unprecedented look at Nova’s ongoing exploration efforts. The webinar can be viewed on the Company’s website here.

●	In September 2025, the Company made a strategic cornerstone investment of 7.8% in Adelong Gold Limited, a gold-antimony explorer and near-term producer with high-grade projects in Australia and Brazil. The investment supports Nova’s strategy to partner with undervalued, high-growth resource companies offering strong exploration and production potential. With drilling now underway at the high-priority Apollo and Lauriston prospects — strategically located near Agnico Eagle’s world-class Fosterville Mine — we believe Adelong is ideally positioned to potentially leverage strong gold market conditions and multiple exploration catalysts. Lauriston’s historical production of approximately 233,000 ounces at an average grade of 20.7 g/t gold from shallow depths highlights the strength of the system, while recent drilling has delivered exceptional results, including 8m @ 104 g/t Au, with 2m @ 413 g/t Au from 95m (Source Adelong Gold presentation dated 22 July 2025).

●	Notable investing and operating cash flow items during the quarter included: $6.1M exploration and evaluation costs, principally related to 2025 drilling, the PFS test work, mining and environmental studies, sample analysis, and camp running costs, $617k administration and corporate expenses, the majority of which are related to marketing and share registry costs, $491k for audit, tax and legal fees, and $1M investment in Adelong Gold.

●	Payments to related parties in Q1 FY26 were $268K and included CEO and Executive remuneration and non-executive director fees.

Next Steps

●	Material PFS test work results and trade-off studies as they become available

●	Metallurgical and technical study results

●	Environmental test work ongoing

●	West Susitna Access Road updates

●	Mine and infrastructure permitting

●	2025 drilling and surface exploration program results

●	Mineral Resource Estimate (MRE) update

●	Antimony refinery project updates

●	Mining and processing equipment procurement

●	Feasibility studies

New Videos Released on the Company’s Website During the September 2025 Quarter

●	Nova Minerals live webinar from the Estelle Project site

Major ASX Announcements During the September 2025 Quarter

●	17 July 2025	-	Nova Announces Closing of US$11.1m NASDAQ Offering
●	21 July 2025	-	Drilling Programs Ramp Up at RPM
●	24 July 2025	-	Nova Powers Forward at Estelle with Strong Backing
●	28 July 2025	-	Permit for West Susitna Access Road to Estelle Site Submitted
●	5 August 2025	-	High Gold Recoveries Achieved at RPM
●	8 August 2025	-	Antimony Ore Sorting Results Show Significant Upgrade
●	14 August 2025	-	U.S. and Australia Support for Nova’s Estelle Project
●	26 August 2025	-	Senator Murkowski Visit Solidifies Further Support for Estelle
●	26 August 2025	-	Nova Announces Strategic Investment in Adelong Gold
●	18 September 2025	-	Annual Report to Shareholders – 30 June 2025
●	19 September 2025	-	Sustainability Report 2025
●	19 September 2025	-	Notice of Annual General Meeting/Proxy Form

Top 20 Shareholders as at 24 October 2025

	Top 20 Holders
	As at 24 October 2025
Rank	Name	A/C designation	10/24/2025	%IC
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED[1]		177,611,824	43.27%
2	BNP PARIBAS NOMS PTY LTD		15,938,643	3.88%
3	BNP PARIBAS NOMINEES PTY LTD	<IB AU NOMS RETAIL>	11,522,546	2.81%
4	CITICORP NOMINEES PTY LIMITED		9,453,518	2.30%
5	BNP PARIBAS NOMINEES PTY LTD	<CLEARSTREAM>	8,456,321	2.06%
6	SL INVESTORS PTY LTD	<SL SUPERFUND A/C>	6,441,393	1.57%
7	SWIFT GLOBAL LTD	<ALEXANDRA DISCRETIONARY A/C>	5,669,833	1.38%
8	KUSHKUSH INVESTMENTS PTY LTD	<ALEXANDRA DISCRETIONARY A/C>	5,300,000	1.29%
9	MR JAGDISH MANJI VARSANI	<PINDORIA FAMILY AC A/C>	3,900,000	0.95%
10	MR MAHMOUD EL HORR		2,600,000	0.63%
11	MURTAGH BROS VINEYARDS PTY LTD		2,440,000	0.59%
12	PATRON PARTNERS PTY LTD	<AP & RL MURTAGH FAMILY A/C>	2,405,714	0.59%
13	MR JUSTIN BRUCE GARE & MRS KRISTIN DENISE PHILLIPS	<TINTIN INVESTMENT A/C>	2,325,000	0.57%
14	KAOS INVESTMENTS PTY LIMITED		2,325,000	0.57%
15	MR CRAIG EDWIN BENTLEY		2,259,669	0.55%
16	MURTAGH BROS VINEYARDS PTY LTD	<MURTAGH BROS VINEYARDS S/F>	2,167,380	0.53%
17	KREN ENTERPRISE PTY LTD	<KREN INVESTMENT A/C>	2,120,000	0.52%
18	LETTERED MANAGEMENT PTY LTD	<BALMORAL FAMILY A/C>	2,050,000	0.50%
19	KIKCETO PTY LTD	<BENJAMIN DISCRETIONARY A/C>	2,028,924	0.49%
20	WARBONT NOMINEES PTY LTD		1,774,111	0.43%
	Total - Top 20		268,789,876	65.49%
	Balance of Register (5,304 holders)		141,639,301	34.51%
	Grand Total		410,429,177	100.00%

1 HSBC Custody Nominees (Australia) Limited includes the fully paid shares issued to the depositary agent, which underlie the NASDAQ listed ADS’s. As at 24 October 2025 there were ~2.96M ADS’s where 1 ADS = 60 shares.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

This announcement has been authorized for release by the Executive Directors.

Christopher Gerteisen	Craig Bentley
CEO and Executive Director	Director of Finance, Compliance & Investor Relations
E: info@novaminerals.com.au	E: craig@novaminerals.com.au
M: +61 414 714 196

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Competent Person Statements

Mr Vannu Khounphakdee P.Geo., who is an independent consulting geologist of a number of mineral exploration and development companies, reviewed and approves the technical information in this release and is a member of the Australian Institute of Geoscientists (AIG), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr Vannu Khounphakdee has sufficient experience relevant to the gold deposits under evaluation to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Vannu Khounphakdee is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure. Mr Vannu Khounphakdee consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The information in the announcement dated today that relates to exploration results and exploration targets is based on information compiled by Mr. Hans Hoffman. Mr. Hoffman, Owner of First Tracks Exploration, LLC, who is providing geologic consulting services to Nova Minerals, compiled the technical information in this release and is a member of the American Institute of Professional Geologists (AIPG), which is ROPO, accepted for the purpose of reporting in accordance with ASX listing rules. Mr. Hoffman has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to 9qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Hoffman consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The Exploration results were reported in accordance with Clause 18 of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition) (JORC Code).

The Company is also listed on the NASDAQ in the United States and, as a result, is required in respect of its exploration and resource reporting to comply with the US Securities and Exchange Commission (SEC) requirements in respect of resource reporting in the USA. This requires compliance with the SEC’s S-K 1300 resource regulations. Investors accessing the Company’s NASDAQ press releases should be aware that S-K 1300 statements made in those releases are not JORC Code compliant statements.

Nova Minerals confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements, and in the case of the exploration results, that all material assumptions and technical parameters underpinning the results in the relevant market announcement continue to apply and have not materially changed.

Forward-looking Statements and Disclaimers

This news release contains “forward-looking information” within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved.” Forward-looking information is based on certain factors and assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labour costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, permitting and such other assumptions and factors as set out herein. apparent inconsistencies in the figures shown in the MRE are due to rounding

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labour costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalisation and liquidity risks including the risk that the financing necessary to fund continued exploration and development activities at the Project may not be available on satisfactory terms, or at all; the risk of potential dilution through the issuance of additional common shares of the Company; the risk of litigation.

Although the Company has attempted to identify important factors that cause results not to be as anticipated, estimated or intended, there can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward looking information is made as of the date of this announcement and the Company does not undertake to update or revise any forward-looking information this is included herein, except in accordance with applicable securities laws.

Tenement Holdings as at 30 September 2025

A list of Nova’s Tenement Holdings, as at the end of the Quarter, is presented in the schedules below, with additional notes.

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%
740524 - 740621	Alaska, USA	85%
733438 - 733598	Alaska, USA	85%
741364 - 741366	Alaska, USA	85%

Appendix 5B

Mining exploration entity or oil and gas exploration entity

quarterly cash flow report

Name of entity
Nova Minerals Limited (ASX: NVA)

ABN	Quarter ended (“current quarter”)
84 006 690 348	30 September 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for	(223)	(223)
	(a) exploration & evaluation
	(b) development
	(c) production
	(d) staff costs (directors/consultants)	(317)	(317)
	(e) administration and corporate costs	(617)	(617)
	(f) audit, tax, and legal fees	(491)	(491)
	(g) other professional fees	(75)	(75)
	(h) US listing fees	-	-
1.3	Dividends received (see note 3)
1.4	Interest received	146	146
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid
1.7	Government grants and tax incentives
1.8	Other (provide details if material) (a) GST, Withholding tax & Payroll tax	-	-
1.9	Net cash from / (used in) operating activities	(1,577)	(1,577)

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) Entities
	(b) Tenements
	(c) property, plant and equipment	(33)	(33)
	(d) exploration & evaluation	(5,918)	(5,918)
	(e) investments	(1,000)	(1,000)
	(f) other non-current assets
2.2	Proceeds from the disposal of:
	(a) entities
	(b) tenements
	(c) property, plant and equipment
	(d) investments
	(e) other non-current assets
2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	(6,951)	(6,951)

73.	Cash flows from financing activities	18,566	18,566
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities
3.3	Proceeds from exercise of options and warrants	118	118
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,461)	(1,461)
3.5	Proceeds from borrowings
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Corporate advisory costs
3.10	Net cash from / (used in) financing activities	17,223	17,233

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	9,086	9,086
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,577)	(1,577)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(6,951)	(6,951)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	17,223	17,233
4.5	Effect of movement in exchange rates on cash held	(252)	(252)
4.6	Cash and cash equivalents at end of period	17,529	17,529

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	17,529	9,086
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	17,529	9,086

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	268
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Convertible facilities(1)
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities

7.5	Unused financing facilities available at quarter end
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,577)
8.2	(Payments for exploration & evaluation classified as investing activities) (item 2.1(d))	(5,918)
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(7,495)
8.4	Cash and cash equivalents at quarter end (item 4.6)	17,529
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	17,529

8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	2.34
	Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.
8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:
	8.8.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A
	8.8.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer: N/A
	8.8.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	27 October 2025

Authorised by:	Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.